Exhibit 99.2

Leading Financial Institution Uses NICE Contact Center Fraud
Prevention Solution to Protect Customers and Reduce Fraud
Losses

Using voice biometrics technology, the institution is able to focus its efforts and resources on high-risk interactions

RA’ANANA, ISRAEL, September 11, 2013 – NICE Systems (NASDAQ: NICE) today announced that a leading financial institution has deployed NICE’s Contact Center Fraud Prevention solution to better secure one of its contact centers against fraudulent callers. This unique solution, based on voice biometrics technology, enables the institution to identify fraudsters and reduce fraud losses without creating service hurdles for legitimate customers.

Results of the implementation have demonstrated high levels of accuracy in identifying fraudsters, with false positive rates significantly below accepted industry standards. The system is detecting fraudulent calls on a daily basis and as a result is saving the organization tens of thousands of dollars in fraud losses every day.

Voice biometrics allows the financial institution to identify fraudulent interactions based on the caller’s unique voice print. This technology was developed to tackle the rising phenomenon of fraud in contact centers, a result of attacks by sophisticated fraudsters who are more adept at using information from social networks and identity theft to manipulate customer service agents and to bypass traditional caller verification techniques.

All interactions are cross-referenced with a suspicious watch list of known fraudsters and given a risk score. Those that are “high risk” create alerts and undergo further investigation via the NICE Actimize Enterprise Risk Case Manager as part of the full fraud case management lifecycle.

The NICE Actimize Enterprise Risk Case Manager is a cross-enterprise tool, which helps organizations proactively address risk issues using a central platform for holistic case and alert management, robust investigations, and automated regulatory and management reporting. Enterprise Risk Case Manager consolidates information from any existing detection systems into a single, user-friendly application. With the ability to integrate all alerts from across the organization – branches, ATM, website, and contact center – the financial organization is now able to see the full picture of high-risk activity.

By focusing on potential fraudsters using voice biometrics, the organization can not only reduce fraud losses, but can also allocate its resources more effectively and decrease operating costs as only high-risk incidents will require further investigation. Moreover, these fraud detection capabilities do not create service hurdles for legitimate customers, such as asking additional verification questions. This enables both improved customer service and greater customer loyalty.

“Being selected by one of the leading financial institutions underscores our position as innovators in this field, which stems from our combined contact center expertise and that of NICE’s financial crime and compliance business (NICE Actimize) in fraud prevention,” said Barak Eilam, President of NICE Americas. “And, as more and more organizations recognize the vulnerability of their contact centers to sophisticated fraudsters, we believe that the demand for our fraud prevention platform, which incorporates multiple fraud detection technologies, will continue to grow.”

The NICE solution is fully integrated with the institution’s existing NICE Interaction Management platform. The system also leverages the NICE Fraud Prevention platform, which includes multi-layered analytics capabilities and is designed to seamlessly integrate future technologies for the most comprehensive fraud detection abilities.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.